# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: KALA BIO, Inc., CIK 0001479419
CUSIP: 483119301
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 1167 MASSACHUSETTS AVENUE, ARLINGTON, Massachusetts (MA), 02476
Date of event which requires filing of this statement: 10/14/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002123249

## Reporting persons
- Labkowski Nachum: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 966,991; shared voting power 0; sole dispositive power 966,991; shared dispositive power 0; aggregate amount beneficially owned 966,991 (5% of the class)
  Comment: The amount set forth in rows (5), (7) and (9) include (i) 57,21 common shares ("Common Shares") of Kala Bio, Inc. (the "Issuer") directly held by the reporting person, and (ii) 909,720 Common Shares held by Halevi Enterprises LLC, a Delaware limited liability company, which the reporting person has sole voting and sole dispositive power over.
  
  The percentage set forth in row (11) is calculated based on 19,339,786 Common Shares of the Issuer issued and outstanding of as August 14, 2026 as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 19, 2026.

## Item 1. Issuer
Name of issuer: KALA BIO, Inc.
Address of issuer's principal executive offices: 1167 MASSACHUSETTS AVENUE, ARLINGTON, MASSACHUSETTS, 02476.

## Item 2. Person Filing
Name of person filing: Nachum Labkowski
Address of principal business office or, if none, residence: 360 Main Street, 30th Floor Winnipeg, Manitoba, Canada R3C 4G1
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 966,991
Percent of class: 5%
Sole power to vote or to direct the vote: 966,991
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 966,991
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Labkowski Nachum: Nachum Labkowski, Nachum Labkowski (10/19/2026)